CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

(EXPRESSED IN US DOLLARS)

LITHIUM ARGENTINA AG
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Unaudited)
(Expressed in thousands of US dollars)

		June 30, 2026	December 31, 2025
	Note	$	$
CURRENT ASSETS
Cash and cash equivalents	4	99,716	61,134
Receivables from purchasers for lithium carbonate	8	46,109	23,209
Other receivables, prepaids and deposits		2,034	369
		147,859	84,712
NON-CURRENT ASSETS
Investment in Sal de la Puna Project	5	183,396	183,370
Loans to Exar Capital	7	334,936	308,333
Loans to Minera Exar	9	-	71,537
Investment in Cauchari-Olaroz Project	6	127,675	93,352
Long-term receivable from JEMSE	6	8,468	8,077
Property, plant and equipment	10	9,137	9,374
Exploration and evaluation assets	11	341,020	341,014
Deferred income tax asset	20	11	11
		1,004,643	1,015,068
TOTAL ASSETS		1,152,502	1,099,780

CURRENT LIABILITIES
Accounts payable and accrued liabilities		6,658	5,942
Payable to Minera Exar for lithium carbonate purchases	8	54,171	25,507
PGCo Shareholder liabilities - Ganfeng	9	-	12,859
Convertible notes interest and other liabilities		2,353	2,486
Equity-settleable convertible notes	12	248,656	234,161
		311,838	280,955
NON-CURRENT LIABILITIES
Deferred income tax liability	20	-	431
Other liabilities		1,091	1,461
		1,091	1,892
TOTAL LIABILITIES		312,929	282,847

EQUITY
Share capital		1,641	1,624
Capital reserve		1,525,120	1,514,732
Accumulated other comprehensive loss		(3,487)	(3,487)
Deficit		(734,759)	(744,989)
TOTAL EQUITY ATTRIBUTABLE TO LITHIUM ARGENTINA'S SHAREHOLDERS		788,515	767,880
Non-controlling interest	9	51,058	49,053
TOTAL EQUITY		839,573	816,933
TOTAL LIABILITIES AND EQUITY		1,152,502	1,099,780
Nature of Operations and Going Concern (Note 1)
Approved for issuance on August 10, 2026
On behalf of the Board of Directors:

“Robert Doyle” Director	“George Ireland” Director

1

LITHIUM ARGENTINA AG
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(Unaudited)
(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2026	2025	2026	2025
		$	$	$	$
EXPENSES
Exploration and evaluation expenditures	16	(999)	(2,198)	(1,854)	(4,009)
General and administrative	15	(4,767)	(4,231)	(9,779)	(8,031)
Share based compensation	13	(4,094)	(4,051)	(9,180)	(8,587)
Share of income/(loss) of Cauchari-Olaroz Project	6	12,255	(442)	34,323	(923)
Share of loss of Sal de la Puna Project	5	(91)	(47)	(208)	(114)
		2,304	(10,969)	13,302	(21,664)
OTHER ITEMS
Transaction costs		(883)	(225)	(1,495)	(2,316)
Gain/(loss) on financial instruments measured at fair value	12	91	97	(1,814)	536
Finance and other costs	17	(7,556)	(7,401)	(17,761)	(13,985)
Foreign exchange (loss)/gain		(59)	(80)	117	(193)
Finance and other income	18	7,381	14,478	15,975	28,179
		(1,026)	6,869	(4,978)	12,221

INCOME/(LOSS) BEFORE TAXES		1,278	(4,100)	8,324	(9,443)

Income tax expense:
Deferred tax recovery/(expense)	20	—	—	431	(1,827)

NET INCOME/(LOSS)		1,278	(4,100)	8,755	(11,270)
ATTRIBUTABLE TO:
Equity holders of Lithium Argentina		1,385	(4,089)	10,230	(11,303)
Non-controlling interest		(107)	(11)	(1,475)	33

TOTAL COMPREHENSIVE INCOME/(LOSS)		1,278	(4,100)	8,755	(11,270)
BASIC AND DILUTED INCOME/(LOSS) PER SHARE
Income/(loss) per share - basic		0.01	(0.03)	0.06	(0.07)
Income/(loss) per share - diluted		0.01	(0.03)	0.06	(0.07)
Weighted average number of common shares outstanding - basic		163,901	161,999	163,617	161,971
Weighted average number of common shares outstanding - diluted		173,671	161,999	173,387	161,971

2

LITHIUM ARGENTINA AG
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Unaudited)
(Expressed in thousands of US dollars, shares in thousands)

	Share capital
	Number of shares	Amount $	Capital Reserve $	Accumulated other comprehensive loss $	Deficit $	Shareholders’ equity $	Non-controlling interest $	Total equity $
Authorized share capital: Unlimited common shares without par value
Balance, December 31, 2024	161,932	1,619	1,499,682	(3,487)	(669,540)	828,274	62,656	890,930
Shares issued on conversion of RSUs, DSUs, PSUs, and exercise of stock options	428	4	(4)	-	-	0	-	0
Equity compensation	-	-	8,587	-	-	8,587	-	8,587
Net (loss)/income	-	-	-	-	(11,303)	(11,303)	33	(11,270)
Balance June 30, 2025	162,360	1,623	1,508,265	(3,487)	(680,843)	825,558	62,689	888,247

Balance December 31, 2025	162,407	1,624	1,514,732	(3,487)	(744,989)	767,880	49,053	816,933
Shares issued on conversion of RSUs, DSUs, PSUs, and exercise of stock options	1,717	17	1,208	-	-	1,225	-	1,225
Share based compensation (Note 13)	-	-	9,180	-	-	9,180	-	9,180
Amendment to PGCo Share Premium Reduction and Shareholder Distribution (Note 9)	-	-	-	-	-	-	3,480	3,480
Net income/(loss)	-	-	-	-	10,230	10,230	(1,475)	8,755
Balance June 30, 2026	164,124	1,641	1,525,120	(3,487)	(734,759)	788,515	51,058	839,573

3

LITHIUM ARGENTINA AG
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Expressed in thousands of US dollars)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2026	2025	2026	2025
		$	$	$	$
OPERATING ACTIVITIES
Income/(loss)		1,278	(4,100)	8,755	(11,270)

Items not affecting cash and other items:
Share based compensation		4,094	4,051	9,180	8,587
Depreciation	10	115	108	237	266
Deferred tax (recovery)/expense	20	-	-	(431)	1,827
Foreign exchange loss/(gain)		59	80	(117)	193
Share of (gain)/loss of Cauchari-Olaroz Project	6	(12,255)	442	(34,323)	923
Share of loss of Sal de la Puna Project	5	91	47	208	114
(Gain)/loss on financial instruments measured at fair value	12	(91)	(97)	1,814	(536)
Finance income		(6,510)	(13,714)	(14,404)	(26,685)
Finance and other costs		7,096	6,854	17,301	13,436
Payment of interest on the convertible notes and debt facilities		-	-	(2,264)	(2,264)
Changes in non-cash working capital items:
Decrease/(increase) in receivables, prepaids and deposits		21,416	(2,546)	(24,565)	(5,140)
(Decrease)/increase in accounts payable and accrued liabilities		(20,004)	3,337	28,026	(31)
Net cash used in operating activities		(4,711)	(5,538)	(10,583)	(20,580)

INVESTING ACTIVITIES
Acquisition of Exar Capital loans from Ganfeng	7	-	-	(26,005)	-
Proceeds from interest paid by Exar Capital	7	6,468	-	12,936	3,920
Proceeds from repayment of loans and interest by Minera Exar	9	-	-	72,015	-
Contribution to Investment in Sal de la Puna Project	5	(136)	(27)	(234)	(253)
Additions to exploration and evaluation assets	11	(3)	(200)	(6)	(229)
Net cash provided/(used) in investing activities		6,329	(227)	58,706	3,438

FINANCING ACTIVITIES
Proceeds from equity awards exercises		802	-	1,225	-
Repayment of PGCo Shareholder liability to Ganfeng		-	-	(10,723)	-
Lease payments		(71)	(62)	(153)	(180)
Net cash provided/(used) in financing activities		731	(62)	(9,651)	(180)

Effect of foreign exchange on cash		(66)	(80)	110	(193)

CHANGE IN CASH AND CASH EQUIVALENTS		2,283	(5,908)	38,582	(17,515)
CASH AND CASH EQUIVALENTS - BEGINNING OF THE PERIOD		97,433	73,936	61,134	85,543
CASH AND CASH EQUIVALENTS - END OF THE PERIOD		99,716	68,028	99,716	68,028

4

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)

1.NATURE OF OPERATIONS AND GOING CONCERN
Lithium Argentina AG (“Lithium Argentina”, the “Company” or “LAR”), is a Swiss-domiciled resource company with lithium projects located in Argentina.
On January 23, 2025, the Company completed a plan of arrangement under the laws of the province of British Columbia (the “Arrangement”) involving the Company’s continuation from the province of British Columbia under the name “Lithium Americas (Argentina) Corp.” into Zug, Canton of Zug, Switzerland, as a Swiss share corporation under the name “Lithium Argentina AG.” As a result, the Company ceased to be governed by the Business Corporations Act (British Columbia). Following the Arrangement, the shareholders of the Company prior to the Arrangement continued to hold all the issued and outstanding common registered shares of the Company (the “Continuation”) (Note 13). On January 27, 2025, the Company began trading under the new symbol “LAR” on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”).
The Company's registered office is located at Dammstrasse 19, 6300 Zug, Switzerland.
The Company is focused on the operations of the Cauchari-Olaroz project (“Cauchari-Olaroz”). Cauchari-Olaroz is a lithium brine operation located in the Salar de Olaroz and Salar de Cauchari in Jujuy province, north-western Argentina. The Company’s interest in Cauchari-Olaroz is held through a 44.8% ownership interest in Minera Exar S.A. (“Minera Exar”), a company incorporated under the laws of Argentina. Ganfeng Lithium Co. Ltd. (“Ganfeng”) owns 46.7% of Minera Exar with the remaining 8.5% interest held by Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”), a mining investment company owned by the provincial government of Jujuy. Cauchari-Olaroz is in the production stage and achieved commercial production effective October 1, 2024, and is accounted for using the equity method.
The Company also owns 85.1% interest in the Pastos Grandes lithium project (“Pastos Grandes”) acquired through the acquisition of Millennial Lithium B.V. (“Millennial”) on January 25, 2022, and a 65% ownership interest in the Sal de la Puna project (“Sal de la Puna”), acquired through the acquisition of its wholly-owned subsidiary Arena Minerals Holdings B.V. (“Arena Minerals”) on April 20, 2023. The Company's 65% ownership interest in Sal de la Puna, was transferred from Arena Minerals to Millennial in Q2 2026. Pastos Grandes and Sal de la Puna are lithium brine projects located in Salta province, in north-western Argentina. Pastos Grandes is fully consolidated in the Company’s financial statements, whereas Sal de la Puna is accounted for using the equity method.

These consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for at least the next twelve months.
As at June 30, 2026, the Company had cash and cash equivalents of $99,716 (2025 - $61,134), a six-year $130,000 debt facility with Ganfeng bearing interest at SOFR plus 2.5% (the “Debt Facility”) (Note 21). Subsequent to June 30, 2026, the Company received $27,400 from Exar Capital as a repayment of a portion of outstanding loan and related interest (Note 22). The Company's equity-settleable convertible notes with a face value of $258,750 are due on January 15, 2027.
In accordance with the shareholder agreement that regulates governance of Cauchari-Olaroz, any excess cash flow (as defined in the shareholder agreement), from Cauchari-Olaroz is distributed among the Company and Ganfeng until a joint decision on any expansion plan is finalized.
The Company expects distributions from Cauchari-Olaroz to be sufficient to service the current portion of its long-term debt. However, its ability to maintain normal operations and meet these obligations ultimately depends on generating and repatriating sufficient cash flows from lithium carbonate production at Cauchari-Olaroz, or alternatively, securing additional financing.

5

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)
1.NATURE OF OPERATIONS AND GOING CONCERN (continued)
The significance of the assumptions underlying the forecast cash flows from Cauchari-Olaroz, the amount and timing of distribution of the cash flow to the Company and the requirement to satisfy the current portion of long-term debt, gives rise to material uncertainty which may cast significant doubt (or substantial doubt as contemplated by Public Company Accounting Oversight Board (“PCAOB”) standards) on the Company’s ability to continue as a going concern. Although the Company has been successful in obtaining distribution of cash flow from Cauchari-Olaroz and obtaining financing in the past, there can be no assurance that it will be able to distribute sufficient additional cash flow and obtain adequate financing in the future or that such financing will be available on terms acceptable to the Company.
If the Company is unable to continue as a going concern, material adjustments to the recoverability and amounts of assets and liabilities, the reported expenses, and the balance sheet classifications of assets and liabilities may be required. These consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty.
2.BASIS OF PRESENTATION
These condensed consolidated interim financial statements of the Company (“Interim Financials”) have been prepared in accordance with IFRS Accounting Standards applicable to the preparation of interim financial statements, under International Accounting Standard 34, Interim Financial Reporting and were approved by the Board of Directors on August 10, 2026. The Interim Financials should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2025 (the “2025 Annual Financials”), which have been prepared in accordance with IFRS Accounting Standards.
The Interim Financials are expressed in United States dollars (“US$”), the Company’s presentation currency. The same accounting policies and methods of computation have been used in the Interim Financials and 2025 Annual Financials other than those disclosed in Note 3.
3.SUMMARY OF MATERIAL ACCOUNTING POLICIES
Estimation Uncertainty and Accounting policy judgments
The preparation of these Interim Financials in conformity with IFRS Accounting Standards applicable to the preparation of interim financial statements requires judgments, estimates, and assumptions that affect the amounts reported. Those estimates and assumptions concerning the future may differ from actual results. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The nature and number of significant estimates and judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that management applied to the 2025 Annual Financials except as disclosed below.
New IFRS Pronouncements
Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments
The Company adopted the amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments effective January 1, 2026. These amendments clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system.

6

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)
3.    SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features.
These amendments require additional disclosures for financial instruments with contingent features that do not relate directly to basic lending risks and costs and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.
Upon adoption, the Company applied the optional exemption permitting derecognition of financial liabilities settled through qualifying electronic payment systems at the date the payment instruction is released, rather than the settlement date. Management assessed the Company’s payment processes and determined that the criteria for application of this exemption are met.
The adoption of these amendments did not have a material impact on the Company’s condensed consolidated interim financial statements and did not result in any significant changes to the classification or measurement of financial instruments.
IFRS 18 Presentation and Disclosure in Financial Statements
In April 2024, the International Accounting Standards Board (“IASB”) issued IFRS 18, Presentation and Disclosure in Financial Statements which will replace IAS 1, Presentation of Financial Statements. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals.
It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes.
In addition, there are consequential amendments to other accounting standards; some requirements previously included in IAS 1 have been moved to IAS 8 and limited amendments have been made to IAS 7 and IAS 34. IFRS 18 is effective for the reporting period beginning on or after January 1, 2027, with early application permitted. Retrospective application is required in both annual and interim financial statements. The Company is currently assessing the impact of this standard on its financial statements and has not yet applied it.
Amendments to IAS 28 – Fair Value Option for Investments in Associates and Joint Ventures
In June 2026, IASB issued amendments to IAS 28, Investments in Associates and Joint Ventures, which clarify the application of the fair value option for investments in associates and joint ventures. The amendments specify which entities are eligible to elect to measure such investments at fair value through profit or loss, thereby providing additional guidance on the scope and application of this option.
The amendments are effective for annual reporting periods beginning on or after January 1, 2027, and are to be applied when an entity first applies IFRS 18, Presentation and Disclosure in Financial Statements. Early application is permitted if IFRS 18 is adopted early. The Company is currently assessing the impact of these amendments on its financial statements and has not yet applied them.

7

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)
4.CASH AND CASH EQUIVALENTS
Cash and cash equivalents

	June 30, 2026	December 31, 2025
	$	$
Cash	9,146	6,587
Cash equivalents	90,570	54,547
	99,716	61,134
As at June 30, 2026, cash and cash equivalents included $100 held in Canadian dollars (December 31, 2025 – $65), $99,280 in US dollars (December 31, 2025 – $59,152), $122 in Argentine Pesos (December 31, 2025 – $1,872) and $214 in Swiss Francs (December 31, 2025 – $45). During the six months ended June 30, 2026, cash and cash equivalents generated an interest income of $1,571 (2025 – $1,495).
5.SAL DE LA PUNA JOINT VENTURE
The Company holds a 65% interest in the Sal de la Puna Project (acquired via Arena Minerals on April 20, 2023; held through Millennial since Q2 2026), via a joint venture stake in Sal de la Puna Holdings S.à r.l., 100% owner of Puna Argentina S.A.U. ("PASA"), which holds the project claims.
The remaining 35% of PASA is owned by joint venture partner Ganfeng New Energy Technology Development (Suzhou) Co., Ltd. The Sal de la Puna Project covers approximately 13,852 hectares of the Pastos Grandes Basin.
The Company’s 65% ownership interest in Sal de la Puna is a joint venture and is accounted for using the equity method of accounting. Changes in the investment balance are summarized below:

$
Investment in Sal de la Puna, as at December 31, 2024	183,207
Contribution to investment in Sal de la Puna	419
Share of loss of Sal de la Puna	(256)
Investment in Sal de la Puna, as at December 31, 2025	183,370
Contribution to investment in Sal de la Puna	234
Share of loss of Sal de la Puna	(208)
Investment in Sal de la Puna, as at June 30, 2026	183,396
6.INVESTMENT IN CAUCHARI-OLAROZ PROJECT
As at June 30, 2026, the Company, Ganfeng, and JEMSE hold 44.8%, 46.7%, and 8.5% equity interests, respectively, in Minera Exar, the entity that holds all rights, title, and interest in the Cauchari-Olaroz project, located in the Jujuy province of Argentina. The Company and Ganfeng are also 49% and 51% shareholders, respectively, in Exar Capital, a company that provides shareholder financing to Minera Exar. Minera Exar and Exar Capital are associates of the Company and are accounted for using the equity method of accounting. The investment in Minera Exar and Exar Capital together is referred to as the “Investment in Cauchari-Olaroz project.”
The Company’s operations related to Cauchari-Olaroz are conducted through its equity investees, Minera Exar and Exar Capital, which are governed by a shareholders’ agreement between the Company and Ganfeng. The agreement regulates key aspects of governance and provides the Company with significant influence over Minera Exar.

8

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)
6.INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)
Under the agreement, the Company and Ganfeng are entitled to the project’s production offtake on a 49%/51% basis, and construction costs are shared on the same pro-rata basis.

JEMSE Receivable
The Company has long-term receivables from JEMSE arising from arrangements under which JEMSE reimburses the Company for certain historical project funding through the assignment of a portion of future dividends from Minera Exar.
During 2025, the Company recognized adjustments to the carrying value of these receivables based on updated cash flow estimates, including the recognition of an additional receivable in connection with the loan restructuring completed during the year.
As at June 30, 2026, the total carrying value of the long-term receivables from JEMSE was $8,468 (December 31, 2025 – $8,077).
2025 Restructuring of Loans
During the year ended December 31, 2025, as part of a restructuring of loans (the “Restructuring”), the Company and Ganfeng amended and restated loan agreements relating to loans advanced to Exar Capital.
Concurrently, Exar Capital amended and restated agreements relating to the loans advanced to Minera Exar (collectively, the “Amendments”), revising interest rates to market levels effective for fiscal year 2025 and subsequent periods and extending the maturity dates. These modifications were treated as an extinguishment of the existing loans and the issuance of new loans at market rates of interest.

As part of the Restructuring, on August 27, 2025, Exar Capital assigned certain loan receivables from Minera Exar to the Company and Ganfeng. The total carrying value of the loans assigned was $208,121, of which the Company’s portion amounted to $101,979. In exchange, the Company cancelled loans owed by Exar Capital with a carrying value of $99,422. The assigned loans receivable from Minera Exar were subsequently settled through a capital contribution by the Company and Ganfeng to Minera Exar.
Because the Restructuring resulted from transactions between shareholders rather than with external parties, the Company determined that the net effect represented a transaction between owners in their capacity as owners. Accordingly, the capitalization of loans was recorded as an increase in the Company’s investment in the Cauchari-Olaroz project, with no gain or loss recognized in the statement of comprehensive loss.
In connection with the Restructuring, JEMSE retained its ownership interest in Minera Exar in exchange for an agreement to reimburse the Company and Ganfeng through the assignment of one-third of dividends otherwise payable to JEMSE in future periods, up to an additional $8,271 and $8,609, respectively, after the previous dividend assignment has been fully repaid. The Company recognized its portion of the additional JEMSE receivable at fair value of $2,789 and recorded a reduction in its investment of $8,668, resulting in a loss of $5,879 in the third quarter of 2025. The fair value of the additional long-term receivable from JEMSE was estimated by discounting the Company’s share of expected future reimbursements by JEMSE to their present value, reflecting the timing of settlement through the assignment of future dividends otherwise payable to JEMSE. The valuation assumed a discount rate of 10%. The timing of expected reimbursements was estimated based on projected cash flows of Minera Exar.

9

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)
6.INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)
Investment in Cauchari-Olaroz Project
Changes in the Investment in Cauchari-Olaroz Project are summarized below:

$
Investment in Cauchari-Olaroz Project, as at December 31, 2024	32,919
Contribution to investment in Cauchari-Olaroz Project through capitalization of loans	99,422
Reduction in investment arising from capital contribution allocated to JEMSE	(8,668)
Shareholder's contribution from the restructuring of loans	8,680
Gain on modification of Exar-PGCo loan amendment	766
Recognition of previously unrecognized share of losses for year 2024	(26,043)
Share of loss of Cauchari-Olaroz Project for the current period	(13,724)
Investment in Cauchari-Olaroz Project, as at December 31, 2025	93,352
Share of income of Cauchari-Olaroz Project for the current period	34,323
Investment in Cauchari-Olaroz Project, as at June 30, 2026	127,675
For the six months ended June 30, 2026, the Company recognized its share of income from the Cauchari-Olaroz project totaling $34,323 in the statement of comprehensive income.
The following is the condensed financial information of Minera Exar on a 100% basis, as amended to reflect the Company’s accounting policies.

	June 30, 2026	December 31, 2025
	$	$
Current assets:
Cash and cash equivalents	30,653	70,799
Short-term investments	62,340	16,083
Other current assets	394,611	344,482
Total current assets	487,604	431,365
Non-current assets	1,384,075	1,409,357
Current liabilities:
Third-party loans	(169,709)	(242,910)
Other current liabilities	(69,655)	(61,599)
Total current liabilities	(239,364)	(304,509)
Non-current liabilities:
Third-party loans	(65,247)	(49,781)
Loans from Exar Capital	(935,802)	(911,338)
Loans from PGCo	-	(71,537)
Derivative liability on loans from Exar Capital and PGCo	(14,253)	(10,614)
Other non-current liabilities	(138,447)	(90,633)
Net assets	478,566	402,310
As of June 30, 2026, Minera Exar’s outstanding third-party debt amounted to $234,956 (December 31, 2025 – $292,690), while its cash and short-term investments balance was $92,993 (December 31, 2025 – $86,882). During the six months ended June 30, 2026, Minera Exar fully repaid the $72,015 credit facility previously owed to PGCo.

10

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)
6.INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)
The total debt comprises the following:
•Approximately $100,000 loan from a major international bank, secured by standby letters of credit arranged by Ganfeng, maturing within twelve months from June 30, 2026. The Company has provided a guarantee to Ganfeng for its 49% share, amounting to $49,000, in respect of this loan. No amount has been recognized by the Company in respect of this guarantee as at June 30, 2026.
The Company and Ganfeng have negotiated a three-year extension of the maturity of this loan, which has been approved by the regulatory authority. As the standby letter of credit was originally issued for a one-year term, the loan was structured with a corresponding one-year maturity. Upon extension of the standby letter of credit, the loan will automatically roll over for the remainder of the agreed three-year term.

•Approximately $15,300 loan from a major international bank, secured by a standby letter of credit arranged by Ganfeng, maturing in June 2028.

•Approximately $69,600 in third-party unsecured loans, maturing within twelve months from June 30, 2026.
•Approximately $50,000 in unsecured bonds issued by Minera Exar in November 2024, carrying a contractual interest rate of 8% with semi-annual interest payments. The bonds’ principal will mature in two tranches: the first tranche of $25,000 on May 11, 2027, and the second tranche of $25,000 on November 11, 2027.

	Three Months Ended June 30,		Six Months Ended June 30,
Exar Condensed Statement of Comprehensive Income	2026	2025	2026	2025
(100% basis unless otherwise indicated)	$	$	$	$
Sales	174,133	63,683	342,421	121,461
Cost of sales	(63,141)	(63,270)	(128,340)	(117,055)
Gross profit	110,992	413	214,081	4,406

Selling and distribution expenses	(14,042)	(4,765)	(26,556)	(9,374)
Administrative and other expenses	(1,616)	(1,548)	(2,506)	(4,229)
Finance costs	(27,916)	(40,527)	(50,912)	(74,154)
Foreign exchange loss	(7,097)	(5,228)	(2,938)	(5,228)
Derivative gain/(loss)	895	169,468	(7,361)	96,512
Other income/(expense)	3,877	1,379	(895)	(303)
Deferred tax expense	(38,140)	(35,448)	(46,658)	(10,851)
Net income/(loss)	26,953	83,744	76,255	(3,221)
Minera Exar has to settle certain loans provided by Exar Capital in US$ with sufficient Argentine Pesos (“ARS$”) at the implied market exchange rate. This settlement mechanism requires Minera Exar to repay the loans with more US$ at the official exchange rate. Since the repayment mechanism for the USD loans provided by Exar Capital is linked to the implied market foreign exchange rate in Argentina rather than the official foreign exchange rate, it results in an embedded derivative in the loans payable by Minera Exar. The fair value of this embedded derivative fluctuates with changes in the spread between the implied market exchange rate and the official exchange rate. During the six months ended June 30, 2026, the spread widened modestly resulting in a fair value loss of $7,361, which was recognized in Minera Exar’s condensed statement of comprehensive income.

11

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)
6.INVESTMENT IN CAUCHARI-OLAROZ PROJECT (continued)

Exar Condensed Statement of Cash Flows	Three Months Ended June 30,		Six Months Ended June 30,
(100% basis unless otherwise indicated)	2026	2025	2026	2025
	$	$	$	$
Net cash provided/(used) in operating activities	142,443	(15,260)	177,980	(38,917)
Net cash (used)/provided by investing activities	(42,523)	2,559	(72,285)	9,724
including purchases of property, plant and equipment	(1,390)	(2,126)	(3,646)	(6,205)
including repayment of capitalized interest on shareholder loans	(15,666)	—	(16,536)	—
Net cash (used)/provided by financing activities	(101,164)	17,456	(145,466)	45,309
Effect of foreign exchange on cash	532	(1,935)	(375)	(2,311)
Change in cash and cash equivalents	(712)	2,820	(40,146)	13,805
Cash and cash equivalents - beginning of the period	31,365	22,175	70,799	11,190
Cash and cash equivalents - end of the period	30,653	24,995	30,653	24,995

7.LOANS TO EXAR CAPITAL
The Company has entered into loan agreements with Exar Capital. Changes in the balances of loans to Exar Capital are summarized below.

$
Loans to Exar Capital, as at December 31, 2024	380,415
Repayment of loans and interest by Exar Capital	(3,920)
Accrued interest	39,939
Capitalization of loans to investment in Cauchari-Olaroz Project	(99,422)
Derecognition of existing loans upon extinguishment	(308,314)
Recognition of new loans at fair value upon restructuring	299,635
Loans to Exar Capital, as at December 31, 2025	308,333
Acquisition of Exar Capital loans from Ganfeng	26,005
Repayment of interest by Exar Capital	(12,936)
Accrued interest	13,534
Loans to Exar Capital, as at June 30, 2026	334,936
The loans provided by the Company to Exar Capital are thereafter advanced to Minera Exar to finance the construction of Cauchari-Olaroz, and to support its working capital and other funding requirements.
Under the amended and restated loan agreements, the loans advanced by the Company to Exar Capital bear interest rates ranging from 8.12% to 8.95% per annum, with revised maturity dates ranging from 2028 to 2035.
In February 2026, following loan repayment by Minera Exar, the Company received $61,292 and used a portion of these proceeds to acquire from Ganfeng receivables owing from Exar Capital totaling $26,005.
During the six months ended June 30, 2026, Exar Capital utilized its existing cash balance to repay a portion of its outstanding interest on loan, amounting to $12,936.
As of June 30, 2026, the total outstanding loans to Exar Capital, including accrued interest, amounted to $334,936, with scheduled maturity and interest rates as follows:

12

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)
7.LOANS TO EXAR CAPITAL (continued)

Scheduled Maturities (Year)	Outstanding amount ($)	Interest Rate (%)
2028	20,977	8.12%
2029	25,631	8.47%
2030	30,759	8.75%
2031	30,912	8.95%
2032	40,433	8.25%
2033	51,742	8.36%
2034	43,308	8.48%
2035	91,173	8.63%
The recoverability of these loans is dependent on the future cash flows and performance of the Cauchari-Olaroz project. The Company performed an expected credit loss assessment based on the anticipated future performance and cash flow projections of Cauchari-Olaroz. The assessment did not identify any significant increase in credit risk or other factors that would indicate a potential default.
8.PURCHASES AND SALES OF LITHIUM CARBONATE
Offtake Agreement with Ganfeng and Bangchak
The Company and Ganfeng are entitled to a share of offtake from production at Cauchari-Olaroz. The Company is entitled to 49% of the offtake, which would amount to approximately 19,600 tonnes per annum (“tpa”) of lithium carbonate assuming full capacity is achieved. The Company has entered into an offtake agreement with each of Ganfeng and BCP Innovation PTE. LTD (“Bangchak”), a wholly-owned subsidiary of Bangchak Corporation Public Company Ltd., to sell a fixed amount of offtake production at market-based prices, with Ganfeng entitled to 80% of the first 12,250 tpa of lithium carbonate (9,800 tpa assuming full production capacity) and Bangchak entitled to up to 6,000 tpa of lithium carbonate (assuming full production capacity).
The balance of the Company’s offtake entitlement, amounting to up to approximately 3,800 tpa of lithium carbonate, is uncommitted, but for limited residual rights available to Bangchak to the extent production does not meet full capacity.
Purchases and sales of lithium carbonate
During the six months ended June 30, 2026, the Company purchased its 49% share of Minera Exar’s lithium carbonate shipped during the period.
The Company sold the purchased lithium carbonate to Ganfeng and Bangchak and acted in the capacity of agent in such sales transactions, as the Company’s acquisition of title to lithium carbonate was simultaneous with the sale of lithium carbonate to Ganfeng and Bangchak and the Company was not directly exposed to inventory or price risk related to lithium carbonate.

During the six months ended June 30, 2026, the Company made approximately $171,939 worth of purchases of lithium carbonate from Minera Exar and sold an equivalent amount, totaling approximately $171,939, to Ganfeng and Bangchak. Since there was no net commission earned by the Company, there was no impact on the Company’s statement of comprehensive income for six months ended June 30, 2026.
As at June 30, 2026, the Company had a payable of $54,171 to Minera Exar for lithium carbonate purchases, and receivables totaling $46,109 from Ganfeng for sales of lithium carbonate, as disclosed on the statement of financial position.

13

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)
8.PURCHASES AND SALES OF LITHIUM CARBONATE (continued)
The Company performed an expected credit loss assessment for these receivables, and concluded that the expected credit loss was insignificant, given the short-term nature of the balances and the counterparties' history of timely settlement. Majority of these receivables were settled subsequent to June 30, 2026.
9.PASTOS GRANDES
The Company owns an 85.1% interest in Proyecto Pastos Grandes S.A. (“PGCo”), which holds the Pastos Grandes project in Salta, Argentina. The remaining 14.9% interest in PGCo is held by Ganfeng. As the Company controls PGCo, PGCo is consolidated in the Company’s condensed consolidated interim financial statements. Ganfeng’s 14.9% interest is presented as non-controlling interest.
Loans to Minera Exar
In the third quarter of 2024, PGCo entered into a loan facility with Minera Exar with an aggregate principal of $65,000 to fund debt repayment, working capital, and other operational requirements.
On February 9, 2026, Minera Exar fully repaid the loan outstanding to PGCo, including accrued interest, totaling $72,015.

$
Loans advanced by PGCo to Minera Exar, as at December 31, 2024	67,355
Accrued interest	5,892
Derecognition of existing loans upon extinguishment	(72,445)
Recognition of new loans at fair value upon restructuring	70,735
Loans to Minera Exar, as at December 31, 2025	71,537
Accrued interest	478
Repayment of loan principal	(65,000)
Repayment of accrued interest	(7,015)
Loans to Minera Exar, as at June 30, 2026	-
2025 Share Premium Reduction and Shareholder Distribution
During the fourth quarter of 2025, PGCo executed a share premium reduction and related distribution to its shareholders.
The shareholder distribution payable was denominated in Argentine pesos and indexed for inflation until settlement. At December 31, 2025, the total payable at the PGCo level attributable to Ganfeng for its non-controlling interest in PGCo was $12,859.
2026 Amendment to PGCo Share Premium Reduction and Shareholder Distribution
In March 2026, the Board and shareholders of PGCo approved an amendment to the previously approved share premium distribution. On March 12, 2026, the shareholder distribution payable was novated from an Argentine peso, inflation-indexed liability into a fixed U.S. dollar liability of $80,031, with no further inflation indexation after October 22, 2025.
During the first quarter of 2026, PGCo settled the shareholder distribution payable to Ganfeng through a combination of cash payment of $10,723 and capitalization of $1,194 as a contribution to PGCo. Following the amendment and settlement, the shareholder distribution payable to Ganfeng was fully extinguished.

14

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands
10.PROPERTY, PLANT AND EQUIPMENT

	Buildings	Equipment and machinery	Other[1]	Total
	$	$	$	$
Cost
As at December 31, 2024	5,863	2,716	3,066	11,645
Additions	-	-	875	875
Disposals	-	-	(689)	(689)
As at December 31, 2025	5,863	2,716	3,252	11,831
As at June 30, 2026	5,863	2,716	3,252	11,831

	Buildings	Equipment and machinery	Other[1]	Total
	$	$	$	$
Accumulated depreciation
As at December 31, 2024	426	167	2,064	2,657
Depreciation for the period	59	20	410	489
Disposals	-	-	(689)	(689)
As at December 31, 2025	485	187	1,785	2,457
Depreciation for the period	28	10	199	237
As at June 30, 2026	513	197	1,984	2,694

	Buildings	Equipment and machinery	Other[1]	Total
	$	$	$	$
Net book value
As at December 31, 2025	5,378	2,529	1,467	9,374
As at June 30, 2026	5,350	2,519	1,268	9,137
1The “Other” category includes right of use assets with a cost of $1,373 and $762 of accumulated depreciation as at June 30, 2026.

15

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)
11.EXPLORATION AND EVALUATION ASSETS
Exploration and evaluation assets were as follows:

	Millennial Projects	Other Claims	Total
	$	$	$
Total exploration and evaluation assets
As at December 31, 2024	342,409	1,385	343,794
Additions	229	-	229
Disposals	(3,009)	-	(3,009)
As at December 31, 2025	339,629	1,385	341,014
Additions	6	-	6
As at June 30, 2026	339,635	1,385	341,020
The Company has certain commitments for royalty and other payments to be made for Pastos Grandes as set out below. These amounts will only be payable if the Company continues to hold the subject claims in the future and the royalties will only be incurred if the Company starts production from the project.
Pastos Grandes:
•1.5% royalty on the gross operating revenues from production from certain Pastos Grandes claims, payable to the original vendors of the project; and
•royalties to a maximum of 3% over net-back income, payable to the Salta Province.
12.EQUITY-SETTLEABLE CONVERTIBLE NOTES
On December 6, 2021, the Company closed an offering (the “Offering”) of $225,000 aggregate principal amount of 1.75% Convertible Notes due in 2027 (the “Convertible Notes”, “Notes”, or “equity-settleable convertible notes”). On December 9, 2021, the initial purchasers under the Offering exercised in full their option to purchase up to an additional $33,750 aggregate principal amount of the Convertible Notes, increasing the total Offering size to $258,750.
The Convertible Notes represent financial instruments that include a debt host accounted for at amortized cost and conversion option and redemption option derivatives, which are separated from the debt host and accounted for at fair value with changes in fair value recorded in the statement of comprehensive loss. These derivatives are accounted for together as a single derivative when separated from the debt host.

16

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)
12.EQUITY-SETTLEABLE CONVERTIBLE NOTES (continued)

	Debt host	Convertible note derivative	Total
	$	$	$
Convertible notes
As at December 31, 2024	207,829	608	208,437
Loss on change in fair value of convertible notes derivative	-	2,416	2,416
Accrued Interest	27,837	-	27,837
Interest payment	(2,454)	-	(2,454)
Reclassification of short-term accrued interest to short-term liability	(2,075)	-	(2,075)
As at December 31, 2025	231,137	3,024	234,161
Loss on change in fair value of convertible notes derivative	-	1,814	1,814
Accrued Interest	14,944	-	14,944
Interest payment	(188)	-	(188)
Reclassification of short-term accrued interest to short-term liability	(2,075)	-	(2,075)
As at June 30, 2026	243,818	4,838	248,656
The fair value of the derivative as at June 30, 2026, was estimated using a partial differential equation method with Monte Carlo simulation. The significant inputs used in the valuation were as follows:

Valuation input	Assumption
Share price	$8.27
Volatility	84%
Risk-free interest rate	4.01%
Expected dividend yield	0%
Credit spread	4.53%
The valuation of the embedded derivative is highly sensitive to changes in the Company’s share price and to the assumed volatility of the Company’s share price. A loss on change in fair value for the six months ended June 30, 2026, of $1,814 (2025 – gain of $536) was recognized in the consolidated statement of comprehensive income.
Interest expense for the six months ended June 30, 2026, of $14,944 (2025 – $13,436) was recognized as finance costs in the consolidated statement of comprehensive income.
The Convertible Notes are convertible at the option of the holders upon satisfaction of certain conditions that are beyond the control of the Company. If such conditions are satisfied, the Convertible Notes would be convertible at the option of the holders and upon conversion, the Notes may be settled, at the Company’s election, in common shares of the Company, cash or a combination thereof. As a result, the Company does not have the right to defer settlement of the Convertible Notes for more than 12 months after the end of the reporting periods and presents the Convertible Notes within its current liabilities.
The Convertible Notes are unsecured and accrue interest payable semi-annually in arrears at a rate of 1.75% per annum payable on January 15th and July 15th of each year, beginning on July 15, 2022. Prior to October 15, 2026, the Notes are convertible at the option of the holders during certain periods, upon the satisfaction of certain conditions including:
(i)If the Notes’ trading price for any five consecutive trading day period was, on each day, less than 98% of the conversion value of such Notes;

17

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)
12.EQUITY-SETTLEABLE CONVERTIBLE NOTES (continued)
(ii)if the Company elects to (a) issue equity instruments to all holders of the Company’s common shares entitling them, for a period of not more than 45 calendar days after issue, to subscribe for or purchase common shares at a price per share that is less than the average reported sales prices of the common shares for the 10-trading day period ending the trading day before the announcement of such issuance of equity instruments; or (b) make a distribution to all holders of the Company’s common shares, whether such distribution is of assets, securities, or rights to purchase the Company’s securities, and has a per share value exceeding at least 10% of the trading price of the common shares on the date immediately preceding the announcement date of such distribution;
(iii)upon the occurrence of certain significant business events;
(iv)if, at any time after the calendar quarter ending on March 31, 2022 (and only during such calendar quarter), the last reported price of the Company’s common shares for at least 20 trading days (whether or not consecutive) during the last period of 30 trading days of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day (this has not occurred during the six months ended June 30, 2026); or,
(v)upon a call for redemption by the Company, or upon the Company’s failure to pay the redemption price therefor.
Thereafter, the Convertible Notes will be convertible at any time until the close of business on the business day immediately preceding the maturity date. Upon conversion, the Convertible Notes may be settled, at the Company’s election, in common shares of the Company, cash or a combination thereof.
The Convertible Notes mature on January 15, 2027, unless earlier repurchased, redeemed or converted. The Company may not redeem the Convertible Notes prior to December 6, 2024, except upon the occurrence of certain changes to the laws governing Canadian withholding taxes. After December 6, 2024, the Company has the right to redeem the Convertible Notes at its option in certain circumstances including:
(i)on or after December 6, 2024, if the Company’s share price for at least 20 trading days during any 30 consecutive trading day period ending on, and including, the last trading day of the immediately preceding calendar quarter is over 130% of the conversion price on each applicable trading day, at a redemption price equal to 100% of the principal plus accrued and unpaid interest; and
(ii)if the Company becomes obligated to pay additional amounts as a result of its obligation to bear the cost of Canadian or non-Canadian withholding tax, if applicable.
Redemption can result in exercisability of the conversion option. Holders of Convertible Notes have the right to require the Company to repurchase their Convertible Notes upon the occurrence of certain events.
Pursuant to the indenture governing the terms of the Convertible Notes, as amended (the “Indenture”), the holders of the Convertible Notes, at their election, were permitted to surrender the Convertible Notes for conversion (i) into common shares of the Company during the approximate 30-trading day period prior to the closing of the Continuation and (ii) into common shares of the Company during the period from and after the closing of the Continuation until approximately the 35th trading day after the closing of the Continuation.
The Conversion Rate (as defined in the Indenture) for the Convertible Notes was initially 21.2307 common shares per $1,000 principal amount of the Convertible Notes.

18

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)
12.EQUITY-SETTLEABLE CONVERTIBLE NOTES (continued)
Pursuant to the terms and conditions of the Indenture, the Conversion Rate for the Convertible Notes was adjusted on October 17, 2023, to 52.6019 common shares of the Company per $1,000 principal amount of the Convertible Notes based on the trading prices of the Company’s common shares over the preceding 10-trading day period due to the Separation transaction. The Conversion Rate for the Convertible Notes was not adjusted as a result of the Continuation. None of the Convertible Notes were surrendered for conversion during the permitted conversion period in connection with the Continuation.
13.SHARE CAPITAL AND EQUITY COMPENSATION
On January 23, 2025, the Company completed the Continuation from Canada to Switzerland. As a result of the Continuation, Lithium Argentina's shares were established with a nominal par value of $0.01 per share. The number of shares outstanding remained unchanged.
The share capital is fully paid-in, meaning that the entire issue price of the shares has been fully paid to Lithium Argentina. Lithium Argentina has one class of shares outstanding, being the Common Shares. The Common Shares are not convertible into shares of any other class or series.
Equity Incentive Plan
The Company has an equity incentive plan (the “Plan”) in accordance with the policies of the TSX whereby, from time to time at the discretion of the Board of Directors, eligible directors, officers, employees and consultants are awarded restricted share units (“RSUs”) and performance share units (“PSUs”) that, subject to a recipient’s deferral right in accordance with the Income Tax Act (Canada), convert automatically into common shares upon vesting. In addition, independent directors are awarded deferred share units (“DSUs”), generally as partial compensation for their services as directors. DSUs may be redeemed by directors for common shares upon retirement or termination from the Board. The Plan also permits the grant of incentive stock options exercisable to purchase common shares of the Company (“stock options”). The Plan is a “rolling plan” pursuant to which the aggregate number of common shares to be issued shall not exceed 8% of the outstanding shares from time to time.
Restricted Share Units
During the six months ended June 30, 2026, the Company granted 1,610 RSUs (2025 – 4,484) to its employees and consultants.
The total estimated fair value of the RSUs granted was $12,436 (2025 – $12,425), based on the market value of the Company’s shares on the grant date. As at June 30, 2026, the total unamortized compensation cost related to unvested RSUs was $13,578 (December 31, 2025 – $8,678).
During the six months ended June 30, 2026, equity compensation expense related to RSUs of $7,488 was recognized (2025 – $5,585). A summary of changes to the number of outstanding RSUs is as follows:

19

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)
13.SHARE CAPITAL AND EQUITY COMPENSATION (continued)

Number of RSUs (in 000's)
Balance, RSUs outstanding as at December 31, 2024	3,278
Converted into shares	(437)
Granted	4,529
Forfeited	(6)
Balance, RSUs outstanding as at December 31, 2025	7,364
Converted into shares	(1,333)
Granted	1,610
Forfeited	(17)
Balance, RSUs outstanding as at June 30, 2026	7,624
Deferred Share Units
During the six months ended June 30, 2026, the Company granted 116 DSUs (2025 – 324) with a total estimated fair value of $900 (2025 – $900). During the six months ended June 30, 2026, equity compensation expense related to DSUs of $900 was recognized (2025 – $900).

Number of DSUs (in 000's)
Balance, DSUs outstanding as at December 31, 2024	641
Granted	324
Balance, DSUs outstanding as at December 31, 2025	965
Granted	116
Balance, DSUs outstanding as at June 30, 2026	1,081
Stock Options
During the six months ended June 30, 2026, no stock options were granted by the Company (2025 – none).
A summary of changes to outstanding stock options is as follows:

Number of Options (in 000's)
Balance, stock options outstanding as at December 31, 2024	2,715
Balance, stock options outstanding as at December 31, 2025	2,715
Exercised	(245)
Balance, stock options outstanding as at June 30, 2026	2,470
As at June 30, 2026, there was $683 (December 31, 2025 – $1,368) of total unamortized compensation cost relating to unvested stock options. During the six months ended June 30, 2026, stock-based compensation expense related to stock options of $684 (2025 – $1,923) was recognized.
Performance Share Units
During the six months ended June 30, 2026, the Company did not grant any PSUs (2025 – none).

20

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)
13.SHARE CAPITAL AND EQUITY COMPENSATION (continued)
As at June 30, 2026, there was no unamortized compensation cost relating to unvested PSUs (December 31, 2025 – $108). During the six months ended June 30, 2026, equity compensation expense related to PSUs of $108 was charged to operating expenses (2025 – $168).

A summary of changes to the number of outstanding PSUs is as follows:

Number of PSUs (in 000's)
Balance, PSUs outstanding as at December 31, 2024	236
Converted into shares	(38)
Balance, PSUs outstanding as at December 31, 2025	198
Converted into shares	(140)
Balance, PSUs outstanding as at June 30, 2026	58
14.RELATED PARTY TRANSACTIONS
Any transactions between the Company and its equity-accounted investees Sal de la Puna, Minera Exar, and Exar Capital are considered related party transactions (refer Notes 5, 6, 7 and 8).
▪Minera Exar, one of the Company’s equity-accounted investees, has entered into the following transactions with companies controlled by the family of its Director, who is also a director of Lithium Argentina:
•Option Agreement with Grupo Minero Los Boros S.A. dated March 28, 2016, for the transfer to Minera Exar of title to certain mining properties that comprise a portion of the Cauchari-Olaroz project. During the first quarter of 2026, the Company resumed discussions with Grupo Minero Los Boros regarding the agreed quarterly payment schedule, which had been suspended since August 2022. As a result, the fifth installment of $200 was paid in the first week of February 2026 and the sixth installment of $200 on May 4, 2026.
•No expenditures were incurred under the construction services contract for the Cauchari-Olaroz project with Magna Construcciones S.R.L. (“Magna”) for the six months ended June 30, 2026.
•Service agreement with a consortium owned 49% by Magna. The agreement, entered into in Q1 2022, relates to the servicing of the evaporation ponds at Cauchari-Olaroz over a five-year term. For the six months ended June 30, 2026, transactions under this agreement totaled $11,265 (including VAT).
▪During the six months ended June 30, 2026, Exar Capital facilitated the purchase of certain materials and supplies on behalf of Minera Exar amounting to $29,568 (2025 – $12,352). These transactions are settled by Minera Exar upon delivery of the goods and receipt of supplier documentation.
▪On April 28, 2026, Minera Exar made an early payment of a portion of the accrued interest on its loans with Exar Capital totaling $14,997, in accordance with the terms of the loan agreements in effect between the parties.
▪During the six months ended June 30, 2026, Minera Exar repaid in full the loan receivable owing to PGCo, including accrued interest, totaling $72,015, comprising principal of $65,000 and accrued interest of $7,015 (Note 9).

21

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)
14.RELATED PARTY TRANSACTIONS (continued)
▪During the six months ended June 30, 2026, Exar Capital repaid a portion of outstanding loan interest to the Company totaling $12,936 (Note 7).
▪During the six months ended June 30, 2026, the Company acquired $26,005 of Exar Capital loan receivables from Ganfeng (Note 7).
The amounts due by Minera Exar and Exar Capital to related parties arising from such transactions are unsecured, non-interest bearing and have no specific terms of payment.
Compensation of Key Management
Key management are the Company’s board of directors, and the executive management team. The remuneration of directors and members of the executive management team and amounts due as of June 30, 2026, were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Share based compensation	3,544	4,052	8,046	8,106
Salaries, bonuses, benefits and directors' fees included in general & administrative expenses	801	793	1,771	1,586
Salaries, bonuses and benefits included in exploration expenditures	63	56	126	162
Salaries and benefits capitalized to Investment in Cauchari-Olaroz project	—	55	—	110
	4,408	4,956	9,943	9,964

	June 30, 2026	December 31, 2025
	$	$
Total due to directors	131	101
15.GENERAL AND ADMINISTRATIVE EXPENSES
The following table summarizes the Company’s general and administrative expenses:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Salaries, benefits and directors' fees	2,195	2,031	5,509	3,985
Office and administration	597	673	1,107	1,456
Professional fees	1,685	926	2,530	1,675
Regulatory and filing fees	-	20	-	52
Travel	140	106	326	218
Investor relations	63	407	133	459
Depreciation	87	68	174	186
	4,767	4,231	9,779	8,031

22

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)
16.EXPLORATION AND EVALUATION EXPENDITURES
The following table summarizes the Company’s exploration and evaluation expenditures:

	Three Months Ended June 30,
	2026			2025
	Millennial Projects	Other	Total	Millennial Projects	Other	Total
	$	$	$	$	$	$
Consulting and salaries	207	185	392	740	383	1,123
Permitting and environmental	7	-	7	40	-	40
Field supplies and other	320	-	320	799	-	799
Depreciation	30	-	30	38	-	38
Drilling and geological expenses	250	-	250	198	-	198
	814	185	999	1,815	383	2,198

	Six Months Ended June 30,
	2026			2025
	Millennial Projects	Other	Total	Millennial Projects	Other	Total
	$	$	$	$	$	$
Consulting and salaries	649	393	1,042	1,584	776	2,360
Permitting and environmental	7	-	7	66	-	66
Field supplies and other	370	-	370	966	-	966
Depreciation	63	-	63	80	-	80
Drilling and geological expenses	372	-	372	537	-	537
	1,461	393	1,854	3,233	776	4,009
17.FINANCE AND OTHER COSTS
The following table summarizes the Company’s finance and other costs:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Interest on convertible notes	7,624	6,854	14,944	13,436
Other expenses	(68)	547	2,817	549
	7,556	7,401	17,761	13,985

23

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)
18.FINANCE AND OTHER INCOME
The following table summarizes the Company’s finance and other income:

	Three Months Ended June 30,		Six Months Ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Interest on loans to Exar Capital	6,901	11,964	13,534	23,239
Interest on loans to Minera Exar	—	1,571	478	3,090
Interest on cash and cash equivalents	871	765	1,571	1,495
Other income	(391)	178	392	355
	7,381	14,478	15,975	28,179
19.SEGMENTED INFORMATION
The Company is engaged in production, exploration and development of mineral properties in Argentina. Operating segments are reported in a manner consistent with the internal reporting to the executive leadership team who act as the operating decision-makers. The Company has identified two operating segments which include Cauchari-Olaroz and Pastos Grandes Basin.
The Company’s reportable segments and corporate assets are summarized in the following tables:

	Cauchari- Olaroz $	Pastos Grandes Basin $	Corporate $	Total $
As at June 30, 2026
Property, plant and equipment	-	8,381	756	9,137
Exploration and evaluation assets	-	341,005	15	341,020
Total assets	471,079	533,352	148,071	1,152,502
Total liabilities	-	(1,618)	(311,311)	(312,929)
For the six months ended June 30, 2026
Income/(loss)	34,323	(2,730)	(22,838)	8,755
Exploration expenditures	-	(1,710)	(144)	(1,854)
Depreciation	-	(63)	(174)	(237)
Interest expense	-	-	(14,944)	(14,944)
For the three months ended June 30, 2026
Income/(loss)	12,255	(1,426)	(9,551)	1,278
Exploration expenditures	-	(936)	(63)	(999)
Depreciation	-	(30)	(86)	(116)
Interest expense	-	-	(7,624)	(7,624)

24

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)
19.SEGMENTED INFORMATION (continued)

	Cauchari- Olaroz $	Pastos Grandes Basin $	Corporate $	Total $
As at December 31, 2025
Property, plant and equipment	-	8,444	930	9,374
Exploration and evaluation assets	-	340,999	15	341,014
Total assets	409,762	606,805	83,213	1,099,780
Total liabilities	-	(14,869)	(267,978)	(282,847)
For the six months ended June 30, 2025
Property, plant and equipment additions	-	-	273	273
Loss	(923)	(404)	(9,943)	(11,270)
Exploration expenditures	-	(3,768)	(241)	(4,009)
Depreciation	-	(79)	(185)	(264)
Interest expense	-	-	(13,436)	(13,436)
For the three months ended June 30, 2025
Property, plant and equipment additions	-	-	273	273
Loss	(442)	(243)	(3,415)	(4,100)
Exploration expenditures	-	(2,092)	(106)	(2,198)
Depreciation	-	(38)	(68)	(106)
Interest expense	-	-	(6,854)	(6,854)
The Company’s non-current assets are segmented geographically as follows:

	Outside Argentina $	Argentina $	Total $
Non-current assets (1)
As at June 30, 2026	274	477,569	477,843
As at December 31, 2025	343	443,408	443,751
1Non-current assets attributed to geographical locations exclude financial and other assets.
20.INCOME TAXES
In January 2025, the Company completed its corporate continuation from Canada to Switzerland. As a result, the corporate headquarters is subject to Swiss taxation, and Canadian tax losses and other Canadian tax attributes are no longer available to offset future taxable income at the corporate level. The Company continues to be subject to income taxes in other jurisdictions through its subsidiaries.
As at June 30, 2026, the Company recognized a deferred tax asset of $11 related to a Canadian subsidiary. During the six months ended June 30, 2026, the Company recognized a deferred tax recovery of $431 related to an Argentine subsidiary, which resulted in the full reversal of the deferred tax liability recognized as at December 31, 2025.

25

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)
21.FINANCIAL INSTRUMENTS
Financial instruments recorded at fair value on the consolidated statements of financial position and presented in fair value disclosures are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and
Level 3 – Inputs for assets and liabilities that are not based on observable market data.
The fair value hierarchy requires the use of observable market inputs whenever such inputs are available. A financial instrument is classified at the lowest level of the hierarchy for which a significant input has been used in measuring fair value.

Fair value hierarchy

Financial instruments
Convertible notes - embedded derivative	Level 2
The embedded derivative associated with the Convertible Notes (Note 12) is measured at fair value on a recurring basis and is classified within Level 2 as the valuation is based on observable market inputs, including the Company’s quoted share price, observable volatility, risk-free interest rates and market derived credit spread.
The long-term receivable from JEMSE (Note 6) was measured at fair value upon initial recognition and is subsequently accounted for at amortized cost. The fair value at initial recognition was determined using unobservable inputs, including assumptions regarding the timing of future cash flows of Minera Exar and the applicable discount rate, and is classified within Level 3 of the fair value hierarchy.
The Company’s financial assets and financial liabilities measured at amortized cost include cash and cash equivalents, receivables from purchasers for lithium carbonate, loans to Exar Capital, other receivables, accounts payable and accrued liabilities, payable to Minera Exar for lithium carbonate purchases, and the debt host component of the Convertible Notes.
As at June 30, 2026, the fair value of such financial instruments measured at amortized cost approximated their carrying value.
The Company manages risks to minimize potential losses. The primary objective of the Company’s risk management process is to ensure that the risks are properly identified and monitored, and that the capital base maintained by the Company is adequate in relation to those risks. The principal risks impacting the Company’s financial instruments are described below.
Credit Risk
Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents, receivables from Ganfeng for purchases of lithium carbonate, long-term receivable from JEMSE, and receivables related to loans advanced to Exar Capital (refer Notes 6, 7, and 8).

26

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)
21.FINANCIAL INSTRUMENTS (continued)
The Company’s maximum exposure to credit risk for cash, cash equivalents, receivables, long-term receivable from JEMSE, and loans to Exar Capital is the amount disclosed in the consolidated statements of financial position.
The Company limits its exposure to credit loss on cash and cash equivalents by placing its cash and cash equivalents with major financial institutions and investing in only short-term obligations, with expected credit losses on cash and cash equivalents estimated to be de minimis. As of June 30, 2026, the Company held its cash and cash equivalents with three financial institutions, improving diversification and enhancing overall liquidity management. The Company has assessed the creditworthiness of these institutions and believes that the risk of default is minimal, given its credit rating.

The Company actively monitors credit exposure to Minera Exar and Exar Capital, which are related parties involved in the Cauchari-Olaroz Project. Management reviews their financial position regularly and, given the strategic nature of these relationships and the support from project partners, ensures that credit risk on these balances is maintained at acceptable levels.
The Company performed an expected credit loss assessment on its loans to Exar Capital as at June 30, 2026. Based on this assessment, management concluded that the expected credit losses were insignificant and, accordingly, no expected credit loss was recognized.
The Company and its subsidiaries and investees, including Minera Exar, may from time to time make short term investments in Argentine government securities, financial instruments guaranteed by Argentine banks, and other Argentine securities. These investments may or may not result in short-term gains or losses.
The Central Bank of Argentina maintains certain currency controls that limit the Company's ability to remit cash to and from Argentina. Blue Chip Swap transactions effectively allow companies to transfer U.S. dollars into and out of Argentina at market exchange rates. The Company used this mechanism to transfer funds to and out of Argentina, which resulted in a foreign exchange gain or loss due to the difference between the Blue Chip Swap market rate and the official Argentine Central Bank rate.
Liquidity Risk (refer to Note 1 for additional details)
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to evaluate current and expected liquidity requirements under both normal and stressed conditions, in order to estimate and maintain sufficient cash and cash equivalent reserves to meet liquidity requirements in both the short and long term. The Company prepares annual budgets, which are regularly monitored and updated as necessary.
In March 2026, the Company entered into a six-year $130,000 debt facility with Ganfeng bearing interest at SOFR plus 2.5%. The Debt Facility is secured by the Company’s equity interest in a proposed joint venture between the Company and Ganfeng intended to consolidate their respective interests in the Pozuelos-Pastos Grandes and Sal de la Puna lithium brine projects located in Salta, Argentina (the “New JV”). The Debt Facility may be prepaid without penalty and is available to refinance existing corporate debt.
Under the terms of the Debt Facility, the earliest drawdown date is Q4 2026. Following drawdown, if the Company receives distributions from Minera Exar exceeding $20,000 in any fiscal year, it must apply 50% of the excess toward repayment of the Debt Facility. The Company has agreed to allocate up to 50% of its offtake from the initial development phase of the New JV, capped at 6,000 tonnes per annum of lithium carbonate equivalent, to Ganfeng at market prices.

27

LITHIUM ARGENTINA AG
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026
(Expressed in thousands of US dollars, except for per share amounts; shares and equity instruments in thousands)
21.FINANCIAL INSTRUMENTS (continued)
As at June 30, 2026, the Company had a cash and cash equivalents balance of $99,716 and receivables from purchasers for lithium carbonate of $46,109 available to settle current liabilities of $311,838, which include the equity-settleable convertible notes with a carrying value of $248,656 (face value of $258,750) maturing in January 2027 (Note 12). Refer to Note 1, which outlines the Company’s current expectation to fund its obligations, including the convertible notes, through available liquidity and other sources.
The following table summarizes the contractual maturities of the Company’s financial liabilities on an undiscounted basis:

	Years ending December 31,
	2026	2027 and later	Total
	$	$	$
Convertible senior notes	2,264	261,014	263,278
Accounts payable and accrued liabilities	60,829	-	60,829
Obligations under office leases¹	138	459	597
Total	63,231	261,473	324,704
1Include principal and interest/finance charges.
The Convertible Notes were classified as current liabilities as at June 30, 2026, since the Notes are convertible at the option of the holders upon satisfaction of certain conditions that are beyond the control of the Company. If such conditions are satisfied, the Notes would be convertible at the option of the holders and upon conversion, the Notes may be settled, at the Company’s election, in common shares of the Company, cash or a combination thereof (Note 12). The Convertible Notes mature on January 15, 2027, which is less than twelve months of the issuance date of these financial statements.
The above table summarizes the contractual maturities as at June 30, 2026, with respect to the Convertible Notes assuming such conditions will not be satisfied before the due date.
Market Risk
Market risk encompasses a range of risks. Movement in risk factors, such as market price risk, the Company’s share price, and currency risk, can affect the fair values of financial assets and liabilities. The Company is exposed to foreign currency risk, as described below.
Foreign Currency Risk
The Company’s operations in foreign countries are subject to currency fluctuations, which may affect its financial results.
The Company and its subsidiaries and associates have a US dollar functional currency, and it incurs expenditures in Canadian dollars (“CDN$”), Argentine Pesos (“ARS$”), Swiss francs (“CHF”) and US$, with the majority of the expenditures being incurred in US$ by the Company’s subsidiaries and investees. As at June 30, 2026, the Company did not hold significant amounts of cash and cash equivalents denominated in CDN$, ARS$, and CHF.
22.SUBSEQUENT EVENT
•Subsequent to June 30, 2026, LAR received $27,400 from Exar Capital as a repayment of a portion of outstanding loan and related interest.

28